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  FORM 4                                                OMB APPROVAL
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                                              OMB Number:             3235-0287
                                              Expires:        December 31, 2001
                                              Estimated average burden
                                              hours per response........... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

     The Goldman Sachs Group, Inc.

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   (Last)                           (First)             (Middle)

     85 Broad Street
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                                    (Street)

     New York                      New York              10004
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     NTL Incorporated     Symbol:  NTLI
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     10/1999
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5.   If Amendment, Date of Original (Month/Year)

     11/10/1999
================================================================================
6.   Relationship of Reporting Person to Issuer
                (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

                                                    X   Former 10% Owner
                                                  -----
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          10/07/99        P                   25      A     $98.5625                01,02     01,02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/08/99        S                   25      D     $79.00                   01,02     01,02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/19/99        S                    6      D     $64.9375   -0-           01,02     01,02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/27/99        J(02)        3,504,347      D     02         02            02        02
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/27/99        S            3,050,000      D     $68.50     02            02        02
------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Response).

                                                                        (Over)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)


================================================================================
2.   Conversion or Exercise Price of Derivative Security


================================================================================
3.   Transaction Date (Month/Date/Year)


================================================================================
4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------

================================================================================
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------

================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------

================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------

================================================================================
8.   Price of Derivative Security (Instr. 5)


================================================================================
9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)


     ---------------------------------------------------------------------------
================================================================================
Explanation of Responses:

Instruction 4(b)(v) list of other Reporting Persons:


This statement is being filed by European Cable Capital Partners, L.P. ("European Partners"), European Cable Capital Partners Holding, Inc. ("European Holding"), GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1996, L.P. ("Stone 1996"), Bridge Street Fund 1996, L.P. ("Bridge 1996"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with European Partners, European Holding, GSCP, GS Advisors, Stone 1996, Bridge 1996, Empire Corp., and Goldman Sachs, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: The securities reported herein as purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Persons, other than GS Group and Goldman Sachs, disclaim beneficial ownership of the securities reported herein.

02: On October 27, 1999, the Reporting Persons sold 3,050,000 shares of common stock of NTL Incorporated, par value $0.01 per share ("Common Stock"), as part of a block of 3,300,000 shares of Common Stock sold by the Reporting Persons and others to an institutional investor for $68.50 per share. In connection with and to facilitate such sale, on October 27, 1999, European Partners distributed to its partners an aggregate of 3,504,347 shares of Common Stock. Of this 3,504,347 shares of Common Stock, 2,557,018 shares were distributed to GSCP, which sold all such shares, 352,179 shares were distributed to Booth English Cable, Inc., which sold no shares, 322,471 shares were distributed to Columbia Management, Inc., which sold 250,000 shares, 131,580 shares were distributed to Bridge Street Fund, 1994 L.P., which sold all such shares, 125,664 shares were distributed to Stone Street Fund 1994, L.P., which sold all such shares, and 15,435 shares were distributed to European Holding, which sold all such shares. Additionally, on October 27, 1999, GSCP sold a further 110,967 shares of Common Stock, Stone 1996 sold 65,152 shares of Common Stock and Bridge 1996 sold 44,184 shares of Common Stock. As a result of the sales on October 27, 1999, the Reporting Persons ceased to be owners of more than 10% of the Common Stock and therefore are no longer subject to Section 16.

Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 7,452,972 shares of Common Stock of NTL Incorporated ("NTL") through European Partners, GSCP, Stone 1996, and Bridge 1996 (collectively, the "Limited Partnerships"). Affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner of the Limited Partnerships. European Holding is a wholly-owned subsidiary of GSCP. Goldman Sachs is the investment manager of GSCP. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

European Partners may be deemed to own beneficially and directly and its general partner, European Holding, may be deemed to own beneficially and indirectly 7,012,151 shares of Common Stock. European Holding disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP may be deemed to own beneficially and directly 222,041 shares of Common Stock, and may be deemed to own beneficially and indirectly 7,012,151 shares of Common Stock through European Partners. GS Advisors, the general partner of GSCP, may be deemed to own beneficially and indirectly 7,234,192 shares of Common Stock. GS Advisors and GSCP disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

Stone 1996 may be deemed to own beneficially and directly and its general partner, Empire Corp., may be deemed to own beneficially and indirectly 130,368 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge 1996 may be deemed to own beneficially and directly and its managing general partner, Empire Corp., may be deemed to own beneficially and indirectly 88,412 shares of Common Stock. Empire Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The shareholdings of Common Stock in connection with the distribution and the price and shareholdings of Common Stock in connection with the sale of shares of Common Stock on October 27, 1999 reported on this Form 4 and as disclosed in this Note 02 have been adjusted to reflect the 5-for-4 stock split in NTL that occurred on October 8, 1999.

EUROPEAN CABLE CAPITAL PARTNERS, L.P.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


EUROPEAN CABLE CAPITAL PARTNERS HOLDING, INC.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


GS CAPITAL PARTNERS, L.P.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


GS ADVISORS, L.P.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


STONE STREET FUND 1996, L.P.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact

BRIDGE STREET FUND 1996, L.P.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


STONE STREET EMPIRE CORP.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


GOLDMAN, SACHS & CO.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Roger S. Begelman
    ------------------------------------------
    Name:   Roger S. Begelman
    Title:  Attorney-in-fact


Date:  November 18, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).